As filed with the Securities and Exchange Commission on September 22, 2023. Registration No. 333-200952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

CRH plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Ireland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Horsfield-Bradbury Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN +44 20 7959 8900	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

It is proposed that this filing become effective under Rule 466

[ X ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 12, 13 and 17
(iii) The procedure for collection and distribution of dividends	Articles number 4, 11, 12 and 17
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 12, 13, 15 and 17
(v) The sale or exercise of rights	Articles number 11, 12 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 19 and 20
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 15
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 4 and 7
(x) Limitation upon the liability of the depositary	Articles number 8 and 17

3. Fees and Charges	Articles number 6 and 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of November 28, 2006 among CRH plc, The Bank of New York, as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. – Filed previously.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 22, 2023.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares and income shares of CRH plc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Lance Miller

Name: Lance Miller

Title: Director

Pursuant to the requirements of the Securities Act of 1933, CRH plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland, on September 22, 2023.

CRH public limited company

By:	/s/ Jim Mintern
Name:	Jim Mintern
Title:	Group Finance Director

POWER OF ATTORNEY

Each person whose signature appears below severally hereby constitutes and appoints each Director listed below and Aylwyn Bryan and Anthony Fitzgerald (with full power to each of them to act alone) his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on September 22, 2023:

Signature	Title

/s/ R. Boucher R. Boucher	(Chairman of the Board)

/s/ A. Manifold A. Manifold	(Chief Executive and Director)

/s/ J. Mintern J. Mintern	(Group Finance Director and Director) (Chief Financial and Accounting Officer)
/s/ L. McKay L. McKay	(Non-Executive Director)

/s/ C. Dowling C. Dowling	(Non-Executive Director)

/s/ J. Karlström J. Karlström	(Non-Executive Director)

/s/ S. Kelly S. Kelly	(Non-Executive Director)

/s/ G.L. Platt G.L. Platt	(Non-Executive Director)

/s/ M.K. Rhinehart M.K. Rhinehart	(Non-Executive Director)

/s/ B. Khan B. Khan	(Non-Executive Director)

/s/ R. Fearon	(Non-Executive Director)
R. Fearon

/s/ S. Talbot	(Non-Executive Director)
S. Talbot

/s/ C. Verchere	(Non-Executive Director)
C. Verchere

/s/ J. Rothering	(Authorized Representative in the United States)
J. Rothering

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification Under Rule 466.